

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2018

Eric Long
President and Chief Executive Officer
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, Texas 78701

> **Re: USA Compression Partners, LP**
> **Registration Statement on Form S-3**
> **Filed November 13, 2018**
> **File No. 333-228361**

Dear Mr. Long:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott M. Anderegg, Staff Attorney, at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products